

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2020

Spencer Richardson
Chief Executive Officer
DropCar, Inc.
1412 Broadway, Suite 2105
New York, NY 10018

      Re: DropCar, Inc.
          Registration Statement on Form S-4
          Filed February 14, 2020
          File No. 333-236461

Dear Mr. Richardson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology

cc: Daniel Bagliebter, Esq.